Filed by CBOT Holdings, Inc.

Subject Company – CBOT Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

File No. 333-72184

The following letter was distributed to CBOT members after business hours on August 6, 2004.

August 6, 2004

To All CBOT FULL Members:

To those of you who were unable to attend the member meeting of August 3, 2004, I enclose a copy of my prepared remarks for your consideration. As the remarks indicate, I had hoped that the attorneys could be present to present their respective reviews on the merits of the Settlement Agreement. Kirkland & Ellis refused to attend the meeting and objected to any other attorneys being present at that meeting or at the full member meeting scheduled for August 9, thus preventing you from hearing both sides of the issues.

Because K&E has asked for a “confidential” meeting, I am prevented from attending. As you know, it was my hope that I could attend with our CBOT counsel to respond to any questions any Full member may have as to the merits of the Settlement. If you have any questions after K & E’s presentation regarding any aspect of the settlement I am confident I can answer them, or, if necessary, I will arrange a meeting for you with our counsel.

Immediately following the meeting on August 3, K& E in an attempt to influence the Full members, put out a letter with their version of what the judge will do.

Their most recent communication takes issue with my statement that if the Settlement Agreement is rejected and, as is likely, the court refuses to find the 5 to 1 allocation to be fair to all classes, the court may end up determining the allocation for us. Kirkland predicts that the court would never do this. Of course, Kirkland also predicted that the court would never rule in the plaintiffs favor on their fiduciary duty claim.

There are a number of possible court scenarios that might occur if the trial court rejects the Settlement Agreement. All of them involve years of additional time during which restructuring will be postponed. For example, if the trial court rejects the Settlement Agreement, that decision could be appealed thereby delaying any hearing on a proper allocation for one to two years. Even if no appeal is taken and the trial court proceeds to a hearing on the Blair allocation, the trial court’s decision on that issue will certainly be appealed – again another one to two years is lost with no restructuring.

Even if the trial court ignores the appellate court’s first decision rejecting the Blair conclusions and nonetheless approves the Blair allocation, the appellate court would most likely reverse the trial court, as it did in the prior appeal. Remember, subsequent appeals in this case are decided by the same appellate panel. If that likely result occurs, the appellate court could order the trial court to determine the fair allocation of shares, as the plaintiff’s complaint has requested. Then, another trial and subsequent appeals would take place, adding two to three more years to the litigation process. That trial could result in an allocation significantly less favorable to the full members than the Settlement Agreement allocation (perhaps as low as a 60/40 split) and would not provide any releases to the full members for past fiduciary duty breaches or for the CERES distribution and liquidation. Regardless of the court decisions in these trials and appeals, restructuring will be postponed during the 4 to 5 year period it could take to conclude the litigation.

Any suggestion that the CBOT could restructure if the trial court rejects the Settlement Agreement and while the litigation continues is simply wrong headed. Most importantly, the corporate attorneys handling the SEC proceedings for the CBOT doubt that the SEC would declare our registration statement effective because, without the Settlement Agreement and due to the continuing litigation, the proposal to be voted upon would not be clear as to the final allocation of shares. Also, and of equal importance, without the Settlement Agreement there will be no releases of any kind for the full members. No full member wants that result.

One thing I think we all have learned from this experience is that no one can predict with certainty what a court will do. Any careful lawyer will tell you that. Judge McGann even suggested to Mr. Johnson that it was time to recognize that the landscape in the case had changed after the appellate court decision. As a result of that decision, it is clear that without approval of the Settlement Agreement, we as members have lost control of our own destiny. Kirkland would have us continue in that status with an uncertain future for an unknown period of time. This is simply not acceptable to me and my fellow Board members.

We believe that through good faith negotiations we have a Settlement Agreement that is fair to all. It is time to move on so that we can get back to doing what we do best. As long as we remain mired in this controversy, our competitiveness as world leading institution is threatened and our ability to release the value of our institution to our members is obstructed.

I urge you to support the Settlement Agreement. Please send in your authorizations so that we can advise the court of that support.

Sincerely,

/s/ Charles P. Carey

Charles P. Carey

CHAIRMAN CHARLES P. CAREY’S REMARKS

AT AUGUST 3, 2004, MEMBERS’ MEETING

Thank you all for coming to what I had hoped would be a very informative meeting for you. As you know, I scheduled this meeting so that you could hear from the attorneys representing all of the parties in the Feldheim lawsuit. [As you see from the empty chairs behind the seat cards, none of the attorneys is present. I will explain the reason for that to you in a minute.] What I had hoped for was a meeting at which the attorneys for all the parties could present their respective views to you regarding the merits of the Settlement Agreement. You would then have been able to address any questions you have to any of these attorneys.

Regrettably, the attorneys are not here because Kirkland & Ellis refused to participate in this meeting and objected to Full Members hearing from any other attorney in the case, even CBOT attorneys. We and our attorneys think they are wrong, but rather than create a distracting controversy over whether Kirkland & Ellis is correct, a controversy that might end up delaying the hearing on the fairness of the Settlement Agreement, I decided that it was best to proceed without any attorneys. As an alternative, I can suggest to you that if any of you have questions of the attorneys in the case, contact them directly as the Notice you received from the Court authorizes. The Notice inadvertently omitted the telephone numbers of Mr. Carey, one of the attorneys for the CBOT. His number is available in the Executive Offices if anybody wishes to contact him. The number of Mr. Forde, the CBOT’s other attorney, is contained in the Notice.

Rather than cancel the meeting, I thought it might be helpful if we went ahead and discussed with you the Decision to Approve the Settlement Agreement as fair and in the best interests of all of our Members. Although I am not a lawyer, I will do my best to describe principal reasons why I and my fellow Board Members strongly favor the Settlement Agreement and seek your support for it. It’s very important for us, if we wish to have the Settlement Agreement approved by the Court, to let the Court know that we support it. Member support is one of the factors that the Court must take into account in assessing the fairness of the Agreement. That is why we are seeking your authorization to advise the Court of the extent of the Full Member support for this Agreement. Remember, Kirkland & Ellis will tell the Court that you oppose the Agreement. In fact, 93% of those Full Members who voted in the advisory vote that we held a few months ago indicated their support for the Agreement. Kirkland & Ellis has argued that this was not an informed vote. According to Kirkland & Ellis that those of you who voted for it didn’t know what you were doing. In any event, to remove any ambiguity, we need to demonstrate to the Court that Full Members, in overwhelming numbers, support this Agreement. Please send us your authorization to indicate that support to the Court as soon as possible. We will be contacting you in an effort to make sure that all who do support the Agreement are on record with the Court.

Regarding the Settlement Agreement itself, a little bit of history would be helpful. Back in 1999, the Board, on the recommendation of Kirkland & Ellis and other attorneys, formed an Independent Allocation Committee as part of its overall efforts to submit to the Members a plan for the restructuring of the CBOT. The Committee was made up of non-member public directors of the CBOT. It hired its own attorney and consultants, including William Blair & Company. William Blair, after conducting its study, recommended to the Committee that 88% of the equity shares of the restructured CBOT would be allocated to the Full Members and 12% of those shares would be allocated to the Minority Members and Membership Interest Holders. In August of 2000, the Board accepted the recommendation of the Committee as a part of the restructuring plan to be submitted to a vote of the Members.

Shortly thereafter, a group of Minority Members and Minority Interest Holders filed suit against several Full Members of the CBOT challenging the Blair allocation. The lawsuit asked the Court to certify that the plaintiffs were representing all Minority Members and Membership Interest Holders as a Class and that the defendants were representing all Full Members as a Class. The Court certified both Classes.

What the lawsuit alleged was that the Full Members owed a fiduciary duty to the Minority Members and Membership Interest Holders to treat them fairly in any transaction in which the Full Members were benefited at the expense of the other Classes of Members. The suit claimed that because of this duty, and because the Blair allocation was unfair, the Full Members should be prevented from voting on any restructuring that contained the challenged allocation. The Plaintiff Class sought a determination that the Blair allocation was unfair and asked the Court to determine what a fair allocation would be.

The Board of Directors, recognizing that the Full Members who were named as Defendants clearly had nothing to do with the decisions on allocation or restructuring, asked its regular attorneys, Kirkland & Ellis, to represent the Full Members in that lawsuit and agreed to reimburse the attorneys’ fees and expenses incurred by those Full Members in defending what was really the decision of the Board. We have all seen letters were Kirkland & Ellis implies the Court “knighted” them to oppose the Settlement. Any suggestion that it was the Court who selected Kirkland & Ellis on its own simply ignores this reality.

Ultimately, the trial court granted the motion of the Defendant Full Member Class for judgment in its favor on the grounds that there was no evidence that the Full Members, as a group, controlled the Board of Directors in making the equity allocation and that, as a result, the Full Members did not owe fiduciary duties to the other CBOT membership groups.

To give you some idea of time frames, the lawsuit was originally filed in July of 2000 and it took two years, until August 8, 2002, before the trial court made its ruling in favor of the Full Members. It took this long even though no trial on the fairness of the allocation took place. As you know, the Plaintiff Class of Minority Members then appealed the decision. The Appellate Court reversed the trial court on July 17, 2003, but it wasn’t until March 24, 2004, that the appeal was concluded with the Illinois Supreme

Court denying Kirkland & Ellis’s Petition for Leave to Appeal the decision of the Appellate Court. Thus, it took nearly four years to conclude the decisions on the legal issues in the case, and no trial on the fairness of the allocation had yet been held.

As I said, the Appellate Court decided the case with the filing of its opinion on July 17, 2003. (On that day, our world at the Chicago Board of Trade as we then knew it changed dramatically.) The Appellate Court held that, under the circumstances present, the Full Members did indeed control the actions of the Board of Directors in making the allocation of equity and, as a result, the Full Members owed fiduciary duties to the other CBOT Membership Classes. The Appellate Court remanded the case to the trial court for further proceedings on the Plaintiffs’ request for a fairness hearing.

At this point, it became obvious to me, after consulting with my own counsel, as well as the attorneys at Kirkland & Ellis, that if the litigation was to continue to a full fairness hearing and subsequent appeals there from, the only certainty was that restructuring would be delayed for perhaps another two to three years, and that we, as members, would have absolutely no control over what the Court might decide is a fair allocation of our equity. I don’t know about you, but that was not an acceptable solution to me and my fellow Board Members. In my view, if we are to remain competitive as a world leading exchange, we need to complete our restructuring plan as soon as possible. If the experience of the CME has taught us anything, restructuring is an essential component of our ability to maximize the value of our institution and our competitive options. I felt, that the decision on the allocation of our equity be made by our Members, and not by a court. That it was our responsibility to negotiate a settlement not allow the courts to dictate one.

It was against this background that I authorized my counsel, Peter B. Carey and Kevin M. Forde, to commence discussions with the Plaintiffs’ attorneys. Mr. Forde is a leading class action attorney who authored the Illinois Class Action Statute, is a past President of the Chicago Bar Association and is widely recognized among his peers as one of Illinois’ outstanding attorneys. His clients include, among others, the Illinois and the Federal Judges Association. The initial purpose of these discussions was just to see whether there was any inclination on the part of the Plaintiff Class to discuss settlement. Ultimately, those discussions lead to substantive settlement negotiations which extended over four and a half months. They were vigorously contested. Throughout the negotiations, our attorneys kept the Board and the Executive Committee current on the discussions with Plaintiffs’ attorneys. Also, our attorneys regularly communicated with Carol Burke and the attorneys from Jenner & Block, who represent us in the SEC proceedings, and with Mr. Garrett Johnson at Kirkland & Ellis, the lead attorney representing the Full Members in the Feldheim litigation. Indeed, Mr. Johnson was invited to participate in these negotiations, but he declined. Notwithstanding that, he was kept abreast of the negotiations and his input was solicited. When it became apparent that Mr. Johnson had significant objections to the terms of settlement that were being discussed, our attorneys requested that he survey his clients to ascertain their views on the issues. He chose not to do so.

Ultimately, the negotiations resulted in a Memorandum of Understanding that was reduced to a formal Settlement Agreement that was unanimously approved by the Board of Directors. That Settlement Agreement is the subject of the fairness hearing scheduled for September 10, 2004.

The Settlement Agreement provides for an equity allocation of 77.65% of the equity shares to the Full Members and 22.35% of the shares to the Minority Members and Membership Interest Holders. The Agreement also contains provisions regarding what is called a Minority Members Bill of Rights, the payment of reasonable attorneys’ fees, releases of the CBOT and Full Members from any claims for breach of fiduciary duty for all prior conduct of Full Members as members of a control group, releases for the CBOT and Full Members from any claims regarding liquidation of CERES and the distribution of its assets and a provision, called a Sunset Provision, requiring that the allocation contained in the Agreement be contained in any restructuring proposal submitted to the Members during a specified period of time.

Some confusion has arisen as a result, I believe, of Kirkland & Ellis’s efforts to distort the terms of the Agreement and to thereby mislead you to opposing it. As I review the Board’s position with you regarding these terms, I ask that you keep in mind that Kirkland & Ellis was in control of this litigation for almost four years and produced no settlement, that Kirkland & Ellis has negotiated with Plaintiffs’ attorney on its own on numerous occasions since the Appellate Court decision and has produced no settlement, and that Kirkland & Ellis promises that it can be better but has thus far produced nothing. The only thing that Kirkland & Ellis can guarantee you is that this litigation will continue for at least another two to three years, that restructuring will remain in limbo for at least that long and that no result, if the Settlement Agreement is rejected, is guaranteed or even likely. It is easy to criticize and far more difficult to be productive.

The allocation of 77.65/22.35 has been criticized as too generous and not founded upon any recognized methodology or independent valuation support. With all due respect, these criticisms simply don’t hold weight. First, the Board did not decide to accept the agreed-upon allocation in a vacuum or simply because the Plaintiffs asked for it. In fact, when negotiations commenced, the Plaintiffs indicated that they would be able to produce evidence from the Lexicon Group, a University of Chicago financial consulting firm, that a fair allocation would be in the neighborhood of 60% of the equity for the Fulls and 40% of the equity for the other Classes of Members. Our attorneys confirmed with an independent valuation expert that the seat values would be the predominate factor in a proper valuation methodology. Indeed, this is exactly what the Appellate Court said when it roundly criticized and ultimately rejected the William Blair report because, William Blair witnesses could not, and I quote from the Appellate Court, “explain why the five-to-one ratio was adopted, or how the ratio numbers making up the range were chosen.” The Court also observed that “significantly, how William Blair chose the numbers for the ratios was unknown.” The Court went on to emphasize that because the Blair study showed that the value of an FM seat during the period from 1995 to 1999 was only 1.87 times greater than the median market value of an AM seat during the same period, and that the AM trading volume exceeded that of the FMs, and accounted for more than 60% of the CBOT’s total volume from 1997 to 2001, these factors “add to the question of fairness” of the allocation chosen.

Thus, the Appellate Court strongly suggested that any starting point in determining a fair share allocation would be the seat value ratio of 1.87 to 1, not the 5 to 1 ratio recommended by Blair witnesses who could not explain how those ratio numbers were chosen. I urge any of you who think that the William Blair opinion has any continuing value after the Appellate Court opinion to read the Appellate Court’s extensive description of the Blair testimony and its criticism of the Blair conclusions and recommendations. Kirkland & Ellis would have you risk your money in reliance upon the now discredited testimony of the Blair witnesses. Since any appeal of Judge McGann’s decision on a fairness hearing or on the Settlement Agreement would ultimately return to the same three judges of the Appellate Court who rendered the first decision, it is wishful thinking at best that they would simply turn around and accept as true the very testimony that they criticized so harshly in their initial opinion.

Ultimately, what the Board did was to consider the data that had been put together by Blair regarding seat value ratios, along with seat value ratios for other time periods, in light of the Appellate Court opinion and the independent expert’s confirmation of the appropriate valuation methodology. The Board concluded that if there was to be a trial on the allocation of equity, there was a significant downside risk of a judicial determination of a fair allocation below the 77.65/22.35 allocation ultimately agreed upon through the negotiations. Even if you use just the 1.87 to 1 ratio which the Appellate Court identified in its opinion, that would translate to an equity split of approximately 70% for the Full Members and 30% for the other classes of Members. Ultimately, the Board made a judgment that 77.65/22.35, or 2.71 to 1, was well within a range of fairness standing on its own, but was clearly within a range of fairness when considered with the other elements contained in the Settlement Agreement. The Board believes that it has fully and completely discharged its fiduciary obligations to all of its Members in reaching the Agreement with the Plaintiff Class.

Another element of the Settlement Agreement which has drawn questions are the provisions regarding releases of other claims and future law suits. In particular, a number of Members have raised a concern as to why the Settlement Agreement does not contain a provision releasing Full Members from any fiduciary duty to any other class of Members for any conduct in the future.

First, let me address what I consider to be the significant benefits provided by the releases contained in the Settlement Agreement.

Under the terms of the Agreement, the CBOT and the Full Members are released from any liability or claims from any Member of the Plaintiff Class against them for any past conduct engaged in by the Full Members as a member of a control group of the CBOT. In simple language, this means there will be no future lawsuits claiming a breach fiduciary of duty against Full Members for any conduct occurring prior to the Settlement Agreement. In addition, there are specific releases relating to the share allocation, the

Minority Member Bill of Rights, the CERES distribution and liquidation and a release from any claim against a Full Member for the vote on the allocation contained in the current restructuring proposal. These are significant benefits to every Full Member which would be lost if the Settlement Agreement is not approved. Again, neither Kirkland & Ellis nor anyone else can guarantee that these releases can be obtained in any subsequent Agreement or any subsequent trial on the issue of the share allocation.

What about this question then of releases of the Full Members from their fiduciary duties going forward? First, the only time when this was, as a practical matter, potentially available was prior to the Appellate Court’s decision denying Kirkland & Ellis’s Petition for Rehearing. During that time period, our attorneys sought to have the Plaintiffs’ attorneys agree that if a Settlement was reached, they would join our attorneys and the Defendants Class attorneys in asking the Appellate Court to vacate its opinion in light of a settlement. Because Kirkland & Ellis refused to participate in those negotiations, the strength of our request was obviously diminished in the eyes of the Plaintiffs’ attorneys and this opportunity was lost.

There may be good reason why the Plaintiffs’ lawyers won’t agree to any such proposal. There are a number of class action decisions around the country which have invalidated settlement agreements that contain releases of claims that did not yet exist based on conduct that had not yet occurred. Our attorneys tell me that courts have held that releases that settle disputes which had not yet arisen serve as a license to engage in future misconduct and, therefore, violate public policy. I’m sorry that because of Kirkland’s objections you could not hear the positions of all the attorneys on this complicated issue, and I encourage you to contact these attorneys if you have any further questions.

The most important point to the Board was that under no circumstances were these Plaintiffs going to agree to any such release. Thus, the Settlement Agreement had to be evaluated on the basis of what was included and not on the basis of a wish list which could not be obtained. We believe that the many benefits conferred by the Agreement on all of our Members far outweigh the fact that not every Member is going to receive everything he or she wants. Settlement is a compromise. The Board unanimously believes that the benefits of the Agreement far outweigh any shortcomings. Its fairness should be judged with an appreciation of the downside significant risks to all Members that result from the absence of a settlement: (1) Restructuring would continue to be postponed; (2) the allocation ratio could end up being determined by a court rather than by the Members; (3) significantly greater attorneys’ fees and expenses are a certainty; (4) the real possibility of absolutely no releases of any kind to the Full Members if the case goes to a final judgment. The only winners in that scenario seem to be the lawyers once again. All things considered, we don’t think there’s any doubt that this is a fair and reasonable settlement.

The future of the CBOT as a competitive and world-leading financial institution may well ride on the outcome of this case. Certainly, the outcome will substantially impact our future. If you agree with me and my fellow Board members, I urge you to authorize us to tell the Court that you want this matter concluded once and for all on the settlement terms that are before the Court for consideration. Thank you again for you interest in this matter of vital concern for our institution.

I’ll now try to do my best to answer any questions that you have.

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc. (CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC’s web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.